UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 35697 / July 29, 2025

In the Matter of

Star Mountain Lower Middle-Market Capital Corp.
Star Mountain Fund Management, LLC

140 East 45th Street, 37th Floor
New York, New York 10017

(812-15832)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Star Mountain Lower Middle-Market Capital Corp. and Star Mountain Fund Management, LLC
filed an application on June 13, 2025, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and
61(a) of the Act. The order permits certain closed-end management investment companies that
have elected to be regulated as business development companies to issue multiple classes of
shares with varying sales loads and to impose asset-based distribution and/or service fees.

On July 2, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35664). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly, in the matter of Star Mountain Lower Middle-Market Capital Corp. and Star
Mountain Fund Management, LLC, (File No. 812-15832),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.